UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ascendis Pharma A/S

(Name of Issuer)

American Depository Shares representing Ordinary Shares of Ascendis Pharma A/S

(Title of Class of Securities)

04351P101

(CUSIP Number)

Frank Kung

Vivo Capital LLC

575 High St. #201

Palo Alto, CA 94301

(650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Danielle Benderly

Perkins Coie LLP

1120 N.W. Couch Street, 10th Floor

Portland, OR 97209-4128

June 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101 SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Ventures VII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4484686
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,726,832(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,726,832(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,832(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 1,690,000 shares of common stock held of record by Vivo Ventures Fund VII, L.P., and 36,832 shares of common stock held of record by Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the sole general partner of both of the Vivo VII Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.
(2)	Based upon 25,128,242 shares of common stock outstanding as of December 31, 2015, as reported in the Issuer’s annual report on Form 20-F for the year ended December 31, 2015, filed on April 15, 2016.

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON Vivo Ventures Fund VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4485069
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 25,128,242 shares of common stock outstanding as of December 31, 2015, as reported in the Issuer’s annual report on Form 20-F for the year ended December 31, 2015, filed on April 15, 2016.

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON Vivo Ventures VII Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 38-3860034
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,832
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,832
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 25,128,242 shares of common stock outstanding as of December 31, 2015, as reported in the Issuer’s annual report on Form 20-F for the year ended December 31, 2015, filed on April 15, 2016.

CUSIP No. 04351P101

SCHEDULE 13D

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends and supplements the statement on Schedule 13D filed on February 17, 2015 (the “Prior 13D”) by the Reporting Persons, relates to the issued ordinary shares (“Ordinary Shares”), of Ascedis Pharm A/S, a public limited liability company organized under the laws of the Kingdom of Denmark (the “Issuer”). The Issuer’s principal executive offices are located at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons purchased the numbers of shares of Common Stock set forth below on the respective dates set forth below.

Date	Number of Shares
August 27, 2015	211,842
June 15, 2016	7,500
June 17, 2016	300,000

Item 5.	Interest in Securities of Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 7.	Materials to be Filed as Exhibits

99.1     Agreement of Joint Filing

CUSIP No. 04351P101

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 20, 2016

Vivo Ventures VII, LLC

By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member

Vivo Ventures Fund VII, L.P.

By:	Vivo Ventures VII, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member

Vivo Ventures VII Affiliates Fund, L.P.

By:	Vivo Ventures VII, LLC, its General Partner

By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member

CUSIP No. 04351P101

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement of Joint Filing